Exhibit No. 22

Securities Guaranteed by Subsidiary Guarantors

Guaranteed Security	Subsidiary Guarantors

6.125 % Senior Notes, due September 15, 2024	PDC Permian, Inc. Pioneer Water Pipeline, LLC

5.75% Senior Notes, due May 15, 2026	PDC Permian, Inc. Pioneer Water Pipeline, LLC